UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HALIFAX CORPORATION

(Name of Issuer)

Common Stock, par value $0.24 per share

(Title of Class of Securities)

405805 10 2
(CUSIP Number)

The Arch C. Scurlock Children’s Trust, dated December 9, 2002
c/o Arch C. Scurlock, Jr.
7425 Walton Lane, Annandale, VA 22003
703-256-1992

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [___]

CUSIP No. 405805 10 2

1.	Names of Reporting Persons. I.R.S. Identification No.s of above persons (entities only)

          The Arch C. Scurlock Children’s Trust dated December 9, 2002 — IRS Number 54 6582912

2.	Check the Appropriate Box if a Member of a Group (See Instruction)

(a)	[ ]

(b)	[ ]

3.	SEC use Only

4.	Source of Funds (See Instructions) 00

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Virginia USA

Number of	7.	Sole Voting Power	392,961
shares
Beneficially
by Owned by
each	8.	Shared Voting Power	0
Reporting Person with
	9.	Sole Dispositive Power	392,961

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,961

12.	Check Box if the Aggregate Amount in Row (11) Excluded Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.4%

14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 405805 10 2

1.	Security and Issuer.

     This Statement relates to the common stock, par value $0.24 per share (the “Common Stock”), of Halifax Corporation (the “Company”), whose principal executive offices are located at 5250 Cherokee Avenue, Alexandria, Virginia 22312.

2.	Identity and Background.

     The Estate of Arch C. Scurlock (the “Estate”) was admitted to probate in the Commonwealth of Virginia on January 14, 2003. The Estate was established for the purpose of distributing the assets of Arch C. Scurlock pursuant to the terms of his will. On October 18, 2004, the Estate transferred (the “Initial Transfer”) an aggregate of 785,922 shares of Common Stock of the Company to the Arch C. Scurlock Trust (the “ACS Trust.”). Immediately following the Initial Transfer, the Trustees of the ACS Trust transferred (the “Second Transfer”) the aggregate of 785,922 shares of Common Stock to two subtrusts created under the ACS Trust, The Arch C. Scurlock Children’s Trust, dated December 9, 2002 (the “Children’s Trust”), and the Nancy M. Scurlock Trust, dated December 9, 2004. The Common Stock was split evenly between the two subtrusts, with the Children’s Trust receiving 392,961 shares of Common Stock. Nancy M. Scurlock subsequently transferred the Common Stock from the Nancy M. Scurlock Trust to her direct ownership.

     (a) (b) (c) (f) The Children’s Trust, which is filing this statement, is a Virginia trust. Its purpose is to manage its assets according to the Arch C. Scurlock will and legal requirements. Its address is c/o Ms. Kelly Thompson, 46 S. Glebe Road, #200, Arlington, VA 22204-2666. The trustees (“Trustees”) of the Arch C. Scurlock Children’s Trust and their addresses and occupations are as follows:

Name	Address/Occupation
Nancy M. Scurlock	10575 NW Skyline Blvd
Portland, Oregon 97231
Homemaker

John H. Grover	2339 49th St. NW
Washington, DC
Private Investor
Chairman and Director, Halifax Corp.

Arch C. Scurlock, Jr.	7425 Walton Lane
Annandale, Va 22003
Chemical Engineer
Director, Halifax Corp.

Name	Address/Occupation
Mary S. Adamson	10575 NW Skyline Blvd
Portland, Oregon 97231
Lawyer
Senior Policy Analyst
Pacific Rivers Council
Portland, Or.

All trustees are U.S. citizens.

(d)(e) During the last five years, neither the Children’s Trust nor any of its trustees have been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

3.	Source and Amount of Funds and Other Consideration.

     The Common Stock was received by the Children’s Trust by transfer from the ACS Trust the Second Transfer) pursuant to the will of Arch C. Scurlock. The Children’s Trust paid no consideration for the Common Stock. Any funds for any possible future Common Stock acquisitions would come from asset sales. No borrowing of funds is anticipated.

4.	Purpose of Transaction.

     The Children’s Trust was established in accordance with the will of Arch C. Scurlock., and the Common Stock was among assets transferred to it according to the will. Its duty is to manage the assets consigned to it, directing all income, including dividends, (minus Trust expenses) to the chief beneficiary, Nancy M Scurlock, and providing value for the remainder beneficiaries, six children of Arch C. Scurlock, including Trustees Arch C. Scurlock, Jr. and Mary S. Adamson.

     (a)      The plans of the Children’s Trust with respect to the Common Stock will be dictated by economic conditions and the performance of Halifax Corporation. The Children’s Trust may buy or sell Common Stock in response to those conditions and its own condition. The Children’s Trust does not have any plans or proposals which relate to or would result in:

     (b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c)      A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d)      Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)      Any material change in the present capitalization or dividend policy of the issuer;

     (f)      Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g)      Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h)      Causing a class of securities of the issuer to be delisted from a national securities association;

     (i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)      Any action similar to any of those enumerated above.

5.	Interest in Securities of the Issuer.

     (a)      The Children’s Trust is the beneficial owner of 392,961 shares of Common Stock, which represents 12.4 percent of the class of securities based on the number of shares (3,167,206 thereof issued and outstanding on February 10, 2005 as indicated in the Company’s Form 10-Q for the period ending December 31, 2004. Trustee Nancy M. Scurlock is the beneficial owner of 392,961 shares of Common Stock or 12.4 percent. Trustee John H. Grover is the beneficial owner of 60,285 shares of Common Stock or 1.9 percent. Trustee Arch C. Scurlock, Jr. is the beneficial owner of 20,217 shares of Common Stock or 0.6 percent.

     (b)      Trustee Nancy M. Scurlock has the sole power to vote or to direct the vote and to dispose or to direct the disposal of 392,961 shares of Common Stock owned directly as well as having the shared power with the other Trustees to vote or to direct the vote and to dispose or to direct the disposal of the 392,961 shares owned by the Children’s Trust.

     Trustee John H. Grover has the sole power to vote or to direct the vote and to dispose or to direct the disposal of 60,285 shares of Common Stock. This number includes 1,500 shares held directly, 41,285 shares owned by Grofam, L.P., and 17,500 shares subject to options granted pursuant the Company Non-Employee Direct Stock Option Plan, which are exercisable within 60 days of the Record Date. He has the shared power with the other Trustees to vote or to direct the vote and to dispose or to direct the disposition of the 392,961 shares owned by the Children’s Trust.

     Trustee Arch C. Scurlock, Jr. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,217 shares of Common Stock. This number includes 17,150 shares held directly and 3,067 shares subject to options granted pursuant the Company Non-Employer Director Stock Option Plan, which are exercisable with 60 days of the Record Date. He has the shared power with the other Trustees to vote or to direct the vote and to dispose or to direct the disposition of the 392,961 shares owned by the Children’s Trust.

     Trustee Mary S. Adamson has the shared power with the other Trustees to vote or to direct the vote and to dispose or to direct the disposition of the 392,961 shares of Common Stock owned by the Children’s Trust.

     The Children’s Trust has the sole power to vote or to direct the vote or to dispose or to direct to dispose the Common Stock. The Children’s Trust acts by a majority vote of the Trustees.

     (c)      None

     (d)      None

     (e)      Not Applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are none other then those in the Children’s Trust agreement.

7.	Material to be Filed as Exhibits:

     None

After reasonable inquiry and to the best of the my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

The Arch C. Scurlock Children’s Trust dated December 9, 2002

By:	/s/ Arch C. Scurlock, Jr.	Date: 4/20/05

Name:	Arch C. Scurlock, Jr.
Title:	Trustee

By:	/s/ Nancy M. Scurlock	Date: 4/20/05

Name:	Nancy M. Scurlock
Title:	Trustee

By:	/s/ Mary S. Adamson	Date: 4/20/05

Name:	Mary S. Adamson
Title:	Trustee

By:	/s/ John H. Grover	Date: 4/20/05

Name:	John H. Grover
Title:	Trustee